Exhibit 21.1

Name of Subsidiary	State of Incorporation or Formation

SMTA Holdco 1 LLC	Delaware

SMTA Holdco 2 LLC	Delaware

Spirit MTA OP Holdings, LLC	Delaware

Spirit MTA REIT, LP	Delaware

SMTA Financing JV, LLC	Delaware

SMTA SPE Env Prop, LLC	Delaware

SMTA SPE Manager, LLC	Delaware

Spirit SPE Portfolio 2012-5, LLC	Delaware